                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the months of   APRIL, MAY AND JUNE                           1999
                    ----------------------------------------------------------

                             QUEBECOR PRINTING INC.
                 ------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
                 ------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F    X
          -----                                                          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
   -----                                ------

                             SECOND QUARTERLY REPORT
                                       OF
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K



Material sent to shareholders by Fiducie Desjardins

Quarterly Report (ending June 30, 1999)

                                        QUEBECOR PRINTING INC.
                                        Report to Shareholders
                                        Second Quarter 1999


Canada H3C 4M8
Tel.: (514) 954-0101
1 (800) 567-7070
Fax: (514) 954-9624
www.quebecorprinting.com
Quebecor Printing Inc.
Report to Shareholders
Third Quarter 1998

[LOGO]
                                                                    PAGE 3 OF 9

                              FINANCIAL HIGHLIGHTS

Periods ended June, 30
(In millions of US dollars, except per share data)



                                        Three months                                    Six months
-------------------------------------------------------------------------------------------------------------
                               1999          1998        Change              1999          1998       Change
-------------------------------------------------------------------------------------------------------------

Segmented Information
---------------------
REVENUES
 United States                 460.4         481.2       (4.3)%              928.7         982.3      (5.5)%
 Canada                        243.6         237.2        2.7 %              464.1         460.5       0.8 %
 Europe                        219.3         152.6       43.7 %              422.3         295.8      42.8 %
 South America                  20.8          17.6       18.4 %               40.5          30.7      31.7 %

OPERATING INCOME
 United States                  38.0          34.7        9.5 %               60.4          59.2       2.1 %
 Canada                         27.1          23.0       17.8 %               43.4          37.0      17.3 %
 Europe                         14.3          11.1       28.4 %               24.4          17.8      36.8 %
 South America                   0.9           1.5      (38.6)%                3.3           2.4      40.1 %

OPERATING MARGIN
 United States                   8.3 %         7.2                             6.5 %         6.0 %
 Canada                         11.1 %         9.7 %                           9.3 %         8.0 %
 Europe                          6.5 %         7.3 %                           5.8 %         6.0 %
 South America                   4.5 %         8.6 %                           8.2 %         7.7 %

Consolidated Results
--------------------
Revenues                       944.3         890.2        6.1 %            1 854.8       1 772.1       4.7 %
Operating income
 before depreciation
 & amortization                145.3         128.9       12.8 %              259.4         232.1      11.8 %
Operating income                81.9          71.5       14.7 %              134.9         118.9      13.5 %
Net Income                      45.9          38.9       17.8 %               70.1          59.6      17.6 %
Net Income
 available for holders
 of equity shares               43.3          36.4       19.2 %               65.1          54.4      19.6 %

Income as % of revenues
-----------------------
 Operating income
  before depreciation
  & amortization                15.4 %        14.5 %                          14.0 %        13.1 %
 Operating income                8.7 %         8.0 %                           7.3 %         6.7 %

Per Share Data ($US)
--------------------
 Cash flow from
  operations                   $0.99         $0.88                           $1.75         $1.57
 Net Income                    $0.37         $0.31                            $0.5         $0.47

Per Share Data ($Cdn) *
---------------------
 Cash flow from
  operations                   $1.46         $1.28                           $2.60         $2.26
 Net Income                    $0.55         $0.46                           $0.83         $0.68

Revenues
--------
by product segment
------------------
 Magazines                      29.4 %        29.3 %                          30.6 %        29.0 %
 Inserts and circulars          22.6 %        19.0 %                          20.8 %        19.4 %
 Catalogs                       13.7 %        15.8 %                          14.5 %        15.9 %
 Books                          14.2 %        13.4 %                          13.9 %        13.9 %
 Specialty printing
  and direct mail                9.3 %        10.2 %                           9.6 %        10.4 %
 Directories                     5.3 %         5.3 %                           4.9 %         4.9 %
 Related Services
  and CD-ROM                     4.6 %         4.5 %                           4.8 %         4.5 %
 Bonds, Banknotes
  and Others                     0.9 %         2.5 %                          0.9 %          2.0 %
---------------------------------------------------------------------------------------------------



*For reference only -- subject to the fluctuations of the exchange rate.
NOTE: All dollar amounts in this report are in US dollars, unless stated otherwise.


                            MESSAGE TO SHAREHOLDERS


Quebecor Printing's results in the second quarter continue to demonstrate the validity of the Company's strategy and its commitment to deliver increased value to shareholders. For the second quarter ended June 30, 1999, net income available for holders of equity shares rose to $43 million, an increase from $36 million for the same period in 1998. Earnings per share increased 19% to $0.37 from $0.31 in 1998. Revenues increased 6% to $944 million, compared with $890 million in 1998.

For the six months ended June 30, 1999, net income available for holders of equity shares rose to $65 million from $54 million last year. Earnings per share increased 19% to $0.56 from $0.47 in 1998. Revenues for the period were $1.9 billion, up 5% from $1.8 billion last year. Free cash flow from operations net of capital expenditures and preferred share dividends for the six-month period ended June 30, 1999, was $173 million compared to a deficit of $10 million last year.

The Company's performance for the quarter was marked by an increase in the consolidated operating margin to 8.7% from 8.0% for the same period in 1998. This increase was due, in part, to improved operating margins in the United States as newly retooled plants showed efficiency and productivity gains. Operating margins were also up in the Company's Canadian operations despite the loss of operating income resulting from the divestiture of the Company's check business.

In Europe, although lower volume and pricing pressures were felt in France, recently acquired Quebecor Printing Norden and Cayfo performed according to plan. In South America, the operating environment remains difficult, with a reduction in export volume to Brazil. This was offset, however, by strict cost control measures combined with the strong performance of the Company's Peruvian operation.

OPERATIONS OVERVIEW

In May, Quebecor Printing announced a CDN $45 million expansion of its Toronto-based PE&E printing facility, the only commercial printing facility in Canada using rotogravure, a uniquely efficient process for printing long-run work. The expansion will consist of the construction of a building extension and the installation of two 91-inch wide-web rotogravure presses. This expansion is in response to retailers' requirements for increased page count for their catalogs and retail inserts. The increased capacity will allow Quebecor Printing to expand its North American customer base and assume the print work of major Canadian and American retailers.

In June, Quebecor Printing announced a contract extension with British newspaper publisher Associated Newspapers Ltd. (ANL) for the printing of four of its most popular magazine newspaper supplements:
WEEKEND, YOU, NIGHT AND DAY and ES MAGAZINE. The value of the contract extension is in excess of $325 million (L200 million), excluding paper sales, and runs for a period of seven years. It is believed to be the largest magazine printing contract in Europe. Under the terms of the contract, Quebecor Printing will print over eight million magazines a week from its British plant in Corby, Northamptonshire and from its rotogravure facility in Lille, France.

Subsequent to the quarter's end, the Company announced a merger agreement to acquire all of the shares of World Color Press, Inc., one of the United States' leading commercial printers, in a transaction valued at approximately $2.7 billion. The acquisition, the largest in the history of the printing industry, will make the newly merged company, to be named Quebecor World Inc., the largest independent commercial printer in the world, serving customers in magazines, catalogs, books, retail inserts and circulars, specialty/direct mail printing and directories.

World Color offers significant potential for synergies due to the high degree of similarity with Quebecor Printing's product mix and management philosophy. Management believes that the merger of the two companies will result in excess of $50 million in annual synergies. Sales force integration and the elimination of duplicate functions will be implemented as soon as possible as well as the integration with Quebecor Printing's Switzerland-based worldwide procurement center. Printing facilities will be integrated in accordance with client needs and commitments and will be linked to Quebecor Printing's North American fiber-optic network to facilitate work transfer and improve customer service and asset utilization.

In June, the Company announced an agreement in principle with German banknote printer Giesecke & Devrient GmbH for the divestiture of Quebecor Printing's BA Banknote Ottawa division. The divestiture is in keeping with Quebecor Printing's objective to focus on its core businesses and follows the recent divestitures of its check and credit card operations. BA Banknote's sales make up less than 1% of the Company's consolidated annual revenues.

In June, Quebecor Printing closed its public offering of 6.5 million Subordinate Voting Shares for net proceeds of $155 million, which were applied to the reduction of bank indebtedness. At June 30, 1999, the Company's debt: equity ratio was 37:63. This strong financial condition combined with significant free cash flow from operations position Quebecor Printing very well for the completion of the World Color acquisition.

YEAR 2000 TRANSITION

To ensure continuous operations, Quebecor Printing has been working for years, together with its business partners and strategic suppliers, to eliminate the risk of problems on January 1, 2000 at the turn of the millennium. Contingency plans have been pre-pared to maintain essential operations in all eventualities. Y2K-related activities have proceeded according to plan; costs have been within forecasts and have been covered out of operating budgets. We are confident that, with the exception of some very minor work to be done, this fall, the mission critical systems will be year 2000 compliant.

DIVIDEND

The Board of Directors declared a dividend of $0.07 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board of Directors also declared a dividend of CDN $0.3125 per share on Series 2 Preferred Shares. Theses dividends are payable on September 1, 1999 to shareholders of record at the close of business on August 9, 1999.

OUTLOOK

Looking ahead to the remainder of 1999, Quebecor Printing is well positioned to meet or exceed its financial targets for the current year.

The Company intends to temporarily suspend its market growth strategy through business acquisitions while it focuses on the synergy opportunities afforded by the integration of the acquisition of World Color. Once completed, the merger will strengthen the Company's position as an industry leader by bringing together two very focused growth companies. With this transaction, the Company is confident it will reach new highs in shareholder value.


JEAN NEVEU (SIGNED)                   CHARLES G. CAVELL (SIGNED)
JEAN NEVEU                            CHARLES G. CAVELL

Chairman of the Board                 President and
                                      Chief Executive Officer


Montreal, Canada, August 1999

                       CONSOLIDATED BALANCE SHEETS
(In Thousands of US Dollars)

                                                                      June 30           December 31               June 30
                                                                   (unaudited)             (audited)           (unaudited)
--------------------------------------------------------------------------------------------------------------------------
                                                                         1999                  1998                  1998
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash                                                               $ 1,676                 $ 309               $ 1,819
   Trade receivables                                                  621,217               695,867               569,947
   Inventories                                                        222,928               233,019               244,780
   Prepaid expenses                                                    31,290                25,035                26,149
--------------------------------------------------------------------------------------------------------------------------
                                                                      877,111               954,230               842,695

Fixed assets                                                        3,275,600             3,224,609             3,058,230
   less accumulated depreciation                                    1,108,180             1,013,645               927,122
--------------------------------------------------------------------------------------------------------------------------
                                                                    2,167,420             2,210,964             2,131,108

Goodwill                                                              624,640               595,724               379,156

Other assets                                                           97,380                81,198                70,442
--------------------------------------------------------------------------------------------------------------------------

                                                                  $ 3,766,551           $ 3,842,116           $ 3,423,401
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Bank indebtedness                                                  $ 4,331              $ 15,607              $ 19,948
   Trade payables and accrued liabilities                             546,125               601,244               507,972
   Income and other taxes                                              54,001                42,207                32,017
   Current portion of long-term debt and convertible debentures        37,461                51,066                40,347
--------------------------------------------------------------------------------------------------------------------------
                                                                      641,918               710,124               600,284

Long-term debt                                                        949,775             1,140,941               953,177

Other liabilities                                                     129,971               127,859               119,408

Deferred income taxes                                                 234,325               223,085               206,750

Convertible debentures                                                 52,583                58,193                57,414

Non-controlling interest                                               21,378                17,410                16,869

Shareholders' equity:
   Capital stock                                                    1,061,448               898,138               897,000
   Contributed surplus                                                 88,737                88,737                88,737
   Retained earnings                                                  674,023               629,596               548,463
   Translation adjustment                                             (87,607)              (51,967)              (64,701)
--------------------------------------------------------------------------------------------------------------------------
                                                                    1,736,601             1,564,504             1,469,499
--------------------------------------------------------------------------------------------------------------------------
                                                                  $ 3,766,551           $ 3,842,116           $ 3,423,401
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

                 CONSOLIDATED STATEMENTS OF INCOME
Periods ended June, 30
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)

                                                   Three months                           Six months
----------------------------------------------------------------------------------------------------------------------
                                                1999               1998              1999                1998
----------------------------------------------------------------------------------------------------------------------
REVENUES                                        $ 944,323          $ 890,171        $ 1,854,838        $ 1,772,050

Operating expenses:
Operating costs                                   798,985            761,316          1,595,458          1,539,956
Depreciation and amortization                      63,410             57,382            124,459            113,153
----------------------------------------------------------------------------------------------------------------------

                                                  862,395            818,698          1,719,917          1,653,109
----------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                   81,928             71,473            134,921            118,941

Financial expenses                                 15,889             15,264             33,673             30,412
----------------------------------------------------------------------------------------------------------------------

                                                   66,039             56,209            101,248             88,529

Income taxes                                       19,810             16,800             30,374             27,886
----------------------------------------------------------------------------------------------------------------------

                                                   46,229             39,409             70,874             60,643

Non-controlling interest                              339                461                761              1,006
----------------------------------------------------------------------------------------------------------------------

NET INCOME                                         45,890             38,948             70,113             59,637

Net income available for holders
of preferred shares                                 2,544              2,595              5,021              5,221
----------------------------------------------------------------------------------------------------------------------

NET INCOME AVAILABLE FOR HOLDERS
OF EQUITY SHARES                                 $ 43,346           $ 36,353           $ 65,092           $ 54,416
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------



EARNINGS PER SHARE                                 $ 0.37             $ 0.31             $ 0.56             $ 0.47
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


Average number of equity shares
   outstanding (in thousands)                     117,589            115,685            116,723            115,649
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

             CONSOLIDATED STATEMENTS OF CASH FLOWS
Periods ended June 30
(in thousands of US dollars)
(Unaudited)

                                                                                           Six months
----------------------------------------------------------------------------------------------------------------------
                                                                                   1999                 1998
----------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in):

OPERATIONS:

 Net income                                                                           $ 70,113            $ 59,637
 Non-cash items in income:
   Depreciation and amortization                                                       124,459             113,153
   Deferred income taxes                                                                12,339              11,803
   Non-controlling interest                                                                761               1,006
   Other                                                                                 1,170               1,757
----------------------------------------------------------------------------------------------------------------------
                                                                                       208,842             187,356

 Changes in non-cash operating working capital                                          34,200              (6,756)
----------------------------------------------------------------------------------------------------------------------

                                                                                       243,042             180,600
----------------------------------------------------------------------------------------------------------------------

FINANCING:

 Net proceeds from issuance of capital stock                                           158,946                 999
 Net increase (decrease) of long-term debt                                            (247,211)             36,558
 Increase (decrease) in bank indebtedness                                              (11,276)                964
 Dividends on equity shares                                                            (16,233)            (13,882)
 Dividends paid to preferred shareholders                                               (5,089)             (5,806)
 Dividends paid to non-controlling shareholders                                            (19)             (1,395)
 Translation adjusment                                                                   6,240                (550)
----------------------------------------------------------------------------------------------------------------------

                                                                                      (114,642)             16,888
----------------------------------------------------------------------------------------------------------------------

INVESTMENTS:

 Business acquisitions, net of cash position                                           (59,920)            (14,974)
 Additions to fixed assets                                                             (72,939)           (185,687)
 Proceeds from disposal of assets                                                        8,278                 874
 Increase in other assets                                                              (10,105)             (5,223)
 Other                                                                                   7,763               8,995
----------------------------------------------------------------------------------------------------------------------

                                                                                      (126,923)           (196,015)
----------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                                   (110)                (34)
----------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH                                                                         1,367               1,439
----------------------------------------------------------------------------------------------------------------------

Cash at beginning                                                                          309                 380
----------------------------------------------------------------------------------------------------------------------

CASH AT END                                                                            $ 1,676             $ 1,819
--------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR PRINTING INC.




                                    By:   (s)    CLAUDINE TREMBLAY
                                         -------------------------------------
                                    Name:            Claudine Tremblay
                                    Title:           Assistant Secretary




Date: AUGUST 30, 1999